Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE: August 5, 2004

RITCHIE BROS. AUCTIONEERS REPORTS RECORD RESULTS FOR
PERIOD ENDED JUNE 30, 2004 AND INCREASES DIVIDEND

VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) today announced its results for the three and six months ended June 30, 2004. The Company’s net earnings for the first six months of 2004 were $21.8 million, or $0.63 per diluted weighted average share, compared to $21.5 million, or $0.63 per diluted weighted average share, in the first half of 2003. All amounts are presented in United States dollars, and per share amounts reflect on a retroactive basis the two-for-one split of the Company’s common shares that occurred at the close of business on May 4, 2004.

Gross auction sales for the six months ended June 30, 2004 were $932.4 million, 16% higher than the gross auction sales reported for the first half of 2003, making this the largest first half in terms of gross auction sales in the Company’s history. Particularly strong sales volumes in the United States contributed to the growth in gross auction sales. Auction revenues in the first half of 2004 were $93.7 million, an increase of 11% over the same period in the prior year. Auction revenues as a percentage of gross auction sales were 10.05% this year compared to a rate of 10.45% in the first half of the prior year.

During the first half of 2004, Ritchie Bros. sold approximately 89,000 lots for over 12,300 consignors at 72 industrial auctions attracting over 105,000 registered bidders. The Company also held 73 smaller agricultural auctions during the period, which generated gross auction sales of approximately $30 million.

Gross auction sales for the quarter ended June 30, 2004 were $553.8 million, which resulted in auction revenues of $56.0 million and an auction revenue rate of 10.11%. The gross auction sales for the quarter ended June 30, 2004 were the largest quarterly performance in the Company’s history.

Commenting on the performance to date in 2004, David E. Ritchie, Chairman and CEO of the Company stated, “I am happy that our strong first quarter performance has continued into the second quarter, with good sales growth and solid profitability. The sales records we have set this year show me that our strategy is working. Our consignors are seeing the benefits of our network of auction sites and marketing programs, which help attract large, multinational bidding audiences.”

Randall J. Wall, the Company’s President and COO added: “We have achieved more record-breaking performances during the second quarter of 2004, which is a demonstration of the momentum we are experiencing in our business. Our $25 million auction in Stockton, California was our largest sale to date in the State of California and the $22 million sale in Atlanta was our largest sale ever in Georgia. The CA$44 million sale in Edmonton, Alberta was our largest-ever Canadian auction, and our CA$20 million sale in Fort Nelson, British Columbia was our largest sale to date at a Canadian offsite location.”

So far this year, bidders using the Company’s rbauctionBid-Live Internet bidding service have purchased over $105 million worth of trucks and equipment, a 36% increase over the same period in 2003. The rbauctionBid-Live service continues to complement the Company’s live auctions, by increasing the size and diversity of the bidding audiences. Internet bidders now represent approximately 20% of the registered bidders at Ritchie Bros. auctions and are the buyers or runner up bidders on roughly 15% of all lots available to online bidders. There are now over 19,000 customers from over 100 countries who are approved users of the rbauctionBid-Live system.

The Board of Directors today announced the declaration of a quarterly cash dividend of 11 cents per common share payable on September 17, 2004 to shareholders of record on August 27, 2004. The Company’s previous quarterly dividend was 7.5 cents per share.

The Company issued a press release on August 4, 2004 relating to the implementation of its management succession plan.

Gross auction sales represents the aggregate selling prices of all items sold at auctions completed during the period but is not a measure of revenue and is not presented in the Company’s consolidated financial statements. Auction revenues represent the revenue earned by the Company related to items sold at auction and consist primarily of the commissions earned and the net profit or loss on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment. The Company includes gross auction sales data because it believes this measure better portrays the Company’s sales efforts and that auction revenues and other financial measures are best understood by considering their relationships to gross auction sales.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 90 locations in more than 20 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including equipment utilized in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter ended June 30, 2004 at 8:00 am Pacific Time (11:00 am Eastern Time) on August 5, 2004. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods and the implementation of the Company’s growth strategy. These risks and uncertainties include: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results; actions of competitors; the success of the Company’s Internet initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC filings. Actual results may differ materially. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Earnings
(USD thousands, except per share amounts)

	Six months ended	Six months ended
	June 30, 2004	June 30, 2003(1)
	(unaudited)	(unaudited)

Gross auction sales	$932,418	$804,454

Auction revenues	$93,666	$84,038
Direct expenses	12,400	11,432

	81,266	72,606
Expenses:
Depreciation	6,007	5,554
General and administrative	39,837	34,470

Earnings from operations	35,422	32,582
Other income (expenses):
Interest expense	(1,753)	(2,285)
Other income	386	447

Earnings before income taxes	34,055	30,744
Income taxes	12,301	9,288

Net earnings	$21,754	$21,456

Net earnings per share(2)	$0.64	$0.64
Net earnings per share – diluted(2)	$0.63	$0.63

Consolidated Statements of Earnings
(USD thousands, except per share amounts)

	Three months ended	Three months ended
	June 30, 2004	June 30, 2003(1)
	(unaudited)	(unaudited)

Gross auction sales	$553,776	$462,979

Auction revenues	$55,996	$47,657
Direct expenses	7,853	6,782

	48,143	40,875
Expenses:
Depreciation	3,045	2,908
General and administrative	20,420	17,535

Earnings from operations	24,678	20,432
Other income (expenses):
Interest expense	(793)	(1,377)
Other income	275	164

Earnings before income taxes	24,160	19,219
Income taxes	8,996	6,338

Net earnings	$15,164	$12,881

Net earnings per share(2)	$0.44	$0.38
Net earnings per share – diluted(2)	$0.44	$0.38

(1)	The results for the three- and six-month periods ended June 30, 2003 have been adjusted to reflect the Company’s change in accounting policy for stock-based compensation effective January 1, 2003.

(2)	The Company’s issued and outstanding common shares were subdivided on a two-for-one basis on May 4, 2004. Per share amounts have been adjusted to reflect the stock split on a retroactive basis.

Selected Balance Sheet Data
(USD thousands)

	June 30, 2004	December 31, 2003
	(unaudited)

Current assets	$274,610	$161,316
Current liabilities	235,017	125,970

Working capital (including cash)	39,593	35,346

Total assets	525,491	413,008
Long-term debt	13,431	27,350
Total shareholders’ equity	269,706	252,779

Selected Operating Data
(unaudited)

	Six months ended	Six months ended
	June 30, 2004	June 30, 2003
	(unaudited)	(unaudited)

Auction revenues as percentage of gross auction sales	10.05%	10.45%
Number of consignors	12,354	11,752
Number of bidders	105,050	91,483
Number of buyers	30,232	28,160
Number of permanent auction sites	22	22
Number of regional auction units	7	7

For further information, please contact:
Bob Armstrong
VP – Finance
Phone:      604 273 2101
Fax:          604 273 2405
Email:      barmstrong@rbauction.com